[CLEAN DIESEL LETTERHEAD]

December 1, 2011

VIA EDGAR

Ms. Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Re:	Clean Diesel Technologies, Inc. (the “Registrant”)
Registration Statement on Form S-1/A, filed November 16, 2011,
SEC File No. 333-177309

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 PM Eastern Time on December 5, 2011, or as soon thereafter as is practicable.

The Registrant acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please call our counsel, Marianne Sarrazin of Reed Smith LLP at 415-659-5936, to confirm effectiveness or if you have any questions. We also respectfully request that a copy of the written order verifying the effective date and time be sent to Reed Smith LLP, 101 Second St., Suite 1800, San Francisco, California 94105, Attention: Marianne Sarrazin. Thank you for your attention to this matter.

Very truly yours

CLEAN DIESEL TECHNOLOGIES, INC.

By:	/s/ Nikhil A. Mehta
Name:	Nikhil A. Mehta
Title:	Chief Financial Officer

cc: Marianne Sarrazin